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                                                                    EXHIBIT 23.1


The Board of Directors
Big 5 Sporting Goods Corporation:


The audits referred to in our report dated August 9, 2001, included the related financial statement schedules as of December 31, 2000, and for each of the fiscal years ended December 31, 2000, January 2, 2000 and January 3, 1999, included in the registration statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.


We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.



KPMG LLP


Los Angeles, California
August 20, 2001